UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—

SCHEDULE 13D

Under the Securities Exchange Act of 1934

______________________________________________________________________________

(Name of Issuer)

DataWave Systems, Inc.

(Amendment No. 1)*

______________________________________________________________________________

(CUSIP Number)

237921-20-0

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Mr. David C. Bryan, Executive Vice President

Integrated Data Corp.

625 W. Ridge Pike, Suite C-106

Conshohocken, Pennsylvania 19428-1192

Tel. (610) 825-6224, x1701

______________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

January 14, 2003

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237921-20-0

______________________________________________________________________________

1. Name(s) of Reporting Person(s). I.R.S. Identification Numbers of above person(s):

Integrated Data Corp. (“IDC”), Federal Tax I.D. No. 23-2498715

______________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

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3. SEC Use Only

______________________________________________________________________________

4. Sources of Funds (See Instructions)

OO. IDC has acquired an additional 4,027,381 shares of the Issuer (the “Shares”), which it purchased in a series of off-market transactions dated as of January 14, 2003, from different shareholder accounts for an aggregate consideration of 402,738 restricted shares of IDC (under Rule 144 of the Securities Act of 1933). Thus the consideration for each ten of the Issuer’s shares was one share of IDC. IDC expects that these newly issued shares of its stock will be registered for trading in the near future

______________________________________________________________________________ 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) of Schedule 13D. Not applicable.

______________________________________________________________________________

6. Citizenship or Place of Organization

IDC is a Delaware corporation.

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Number of 7. Sole Voting Power: 21,976,381

Shares __________________________________________________________________

Beneficially 8. Shared Voting Power: 0

Owned by __________________________________________________________________

Each 9. Sole Dispositive Power: 21,976,381

Reporting __________________________________________________________________

Person 10. Shared Dispositive Power: 0

With

______________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 21,976,381

______________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable.

______________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 50.1%

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14. Type of Reporting Person: CO, HC.

______________________________________________________________________________

Item 1. Security and Issuer:

This statement relates to the common stock of the Issuer, DataWave Systems, Inc., a Yukon (Canada) corporation, having its principal executive offices at:

101 W. 5 th Avenue

Vancouver, BC V5Y 4A5 CANADA (“DataWave”)

Item 2. Identity and Background

This statement is filed by:

(a) Integrated Data Corp. (“IDC”)

(b) 625 W. Ridge Pike, Suite C-106

Conshohocken, Pennsylvania 19428-1192

(c) IDC is a public company; its shares trade on the OTCBB under the trading Symbol “ITDD.” Until November 2002, ITC was known as “Clariti Telecommunications International, Ltd.” Under that name it filed for protection under provisions of Chapter 11 of the U.S. Bankruptcy Code on April 18, 2002, and emerged from Chapter 11 on November 12, 2002. ( In re: Clariti Telecommunications International, Ltd., United State Bankruptcy Court, E.D.Pa. at Philadelphia, No. BKY 02-157817.) IDC is engaged in the business of developing and marketing certain patented proprietary electronic wireless communication products and services. Certain of IDC’s products in development have applications that tend to support and improve the technologies and products of the Issuer.

(d) IDC was organized in 1991, and since that time has not been subject to any criminal or administrative proceedings, with the exception of the Chapter 11 bankruptcy proceeding referred to in sub paragraph (c) above (the “Clariti Bankruptcy”).

(e) During its recent history IDC (as Clariti) was involved in several civil litigation proceedings in the United States and also in the Republic of France. All of those matters that were still pending at the time of its filing for Chapter 11 protection have been resolved as part of the bankruptcy process. The French litigation proceeded to a judgment in favor of Clariti. At the present time IDC is not a party to any pending, or (to the knowledge of management) threatened litigation or administrative proceedings.

(f) U.S., Delaware.

Item 3. Source and Amount of Funds or Other Consideration:

The source of consideration for the purchase of the Shares was the issuance by IDC of 402,738 of its shares of common stock. The IDC shares are restricted under Rule 144 of the Securities Act of 1933.

Item 4. Purpose of Transaction

(a) Acquisition of the Shares, when aggregated with the 17,949,000 shares of the Issuer reported in IDC’s initial Schedule 13D filing, gives IDC an absolute majority of 50.1% of the Issuer’s capital stock.

(b) Acquisition of the Shares enables IDC to consolidate the Issuer’s financial statements with its own statements for financial accounting and securities regulation reporting purposes, which it now intends to do.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Only to the extent as set forth in (a) and (b) above.

Item 5. Interest in Securities of the Issuer

(a) 21,976,381 shares of common stock, which represents 50.1% of the authorized, issued and outstanding securities of the Issuer.

(b) See Lines 7–10 of the Cover Page of this Amendment No. 1 to IDC’s Schedule 13D.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no such contracts, arrangements, understandings or relationships (legal or otherwise) in effect as of the date of this Amendment No.1 to IDC’s Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

  Exhibit 1: Sample Share Exchange Agreement, dated as of January 14, 2003.

  Exhibit 2: Report on Acquisition filed with the British Columbia Securities Commission, dated as of January 15, 2003 and Schedule “A” thereto, Press Release of IDC.

Signature

After reasonable inquiry and to the best of IDC's knowledge and belief, it is hereby certified that the information set forth in this statement is true, complete and correct.

Conshohocken, Pennsylvania

Dated: 24 th January 2003

Integrated Data Corp.

/s/ David C. Bryan

By:_______________________________________

David C. Bryan, Executive Vice President

EXHIBIT 1

Share Exchange Agreement

This share exchange agreement (the “Agreement”) is made and entered into as of the 14th day of January 2003, by and among Integrated Data Corp., a Delaware corporation having its principal place of business at 625 W. Ridge Pike, Suite C-106, Conshohocken, Pennsylvania 19428 (the “Purchaser” or the “Company”, as the case may require), first party; and_________________________________________________________________________________________________________________________________________________________ (the “Selling Shareholder”), second party.

Recitals

A. The Purchaser is a company specializing in certain high-technologies, including advanced wireless enabling technology for use on existing global FM radio infrastructure that is patented and proprietary (known as the ClariCAST ® system). The Purchaser’s common stock trades on the Nasdaq OTCBB under the symbol ITDD.

B. The Selling Shareholder owns, free and clear of any liens, charges or other encumbrances of any nature, ___________________ ordinary shares of DataWave Systems, Inc. (“DWS”), a Yukon company listed on the TSE Venture Exchange and traded there as DTV (the “DWS Shares”). DataWave systems, Inc. also trades on the Nasdaq OTCBB as DWVSF.

C. The Purchaser has recently purchases: (i) 17,949,900 shares of DWS, representing approximately 41% of the issued equity capital of DWS; (ii) the International License for all of the DataWave System’s current and future technologies (excluding the Americas); and (iii) a UK telephony group owning and operating a London-based Nokia DX 220 public switch with a capacity of 750m minutes per month of voice and data traffic.

D. The Purchaser is desirous of acquiring the DWS Shares from the Selling Shareholder in exchange for issuing shares to the Selling Shareholders of its own common stock pursuant to provisions of this Agreement set forth below.

E. The Selling Shareholder is willing to exchange DWS Shares for shares of the Purchaser pursuant to provisions of this Agreement set forth below.

Agreement Provisions

1. Offer to Purchase. The Purchaser hereby offers to purchase the DWS Shares, and in exchange therefore it tenders _________________ shares of its common stock, par value $0.001 per share (the “IDC Shares”), to the Selling Shareholder in exchange for the Selling Shareholder’s __________________ DWS Shares, at an exchange rate of one IDC Share for ten DWS Shares.

2. Acceptance of Offer. The Selling Shareholder hereby accept the Purchaser’s offer to exchange IDC Shares for DWS Shares, and hereby agrees to be bound by the restrictions on transfer relating to the IDC Shares set forth in ¶ 3 of this Agreement .

3. Certain Restrictions on Transfer of IDC Shares under Rule 144. The Selling Shareholder understand that the IDC Shares have not been registered under the Securities Act of 1933 (the “Act”), and thus constitute “Restricted Shares” as that term is known and described under applicable Rules and Regulations under the Act, and specifically are subject to the restrictions on their re-sale imposed by Rule 144 under the Act.

4. Certain Provisions Relating to Registration of the IDC Shares. The Company hereby undertakes to register the IDC Shares of the Selling Shareholder in the next anticipated registration of common stock undertaken by the Company during 2003, and upon registration the IDC Shares will be free of restriction on trading. If for any reason the Company shall not have caused to be filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on or prior to the close of business on Monday, July 1, 2003, then in that case the Purchaser agrees to exchange 50% of the IDC Shares held by the Selling Shareholder for a like number of shares of the common stock of the Company that are free of restrictions against trading. If a registration statement shall still not have been filed with the SEC on or prior to the close of business on Monday, September 30, 2003, then in that case the Purchaser agrees to exchange the remaining IDC Shares held by the Selling Shareholder for shares of common stock of the Company that are free of restrictions against trading.

Representations and Warranties

5. The Purchaser represents and warrants to the Selling Shareholder that:

5.1 Its entering into this Agreement has been authorized by its board of directors;

5.2 The IDC Shares issued as consideration for the DWS Shares have been duly authorized, validly issued, and when paid for in exchange for the DWS Shares as contemplated by the terms of this Agreement, will be fully paid and nonassessable; and

5.3 The Purchaser is a corporation duly organized and existing under the laws of the State of Delaware, is taking steps to maintain itself in good standing in Delaware, and has been authorized to conduct business and is in good standing in such other jurisdictions where the ownership of its property and conduct of its operations make such authorization necessary or desirable.

6. The Selling Shareholder represents and warrants to the Purchaser that:

6.1 He/she is duly entitled and free to enter into this Agreement;

6.2 He/she has lawful title to the DWS Shares in his/her possession, free and clear of any encumbrances; and

6.3 At the time of their initial issuance to the Selling Shareholder, the DWS Shares were duly authorized, validly issued, fully paid, and nonassessable;

Miscellaneous Provisions

7. Time. Time is of the essence of this Agreement ..

8 .. Survival. Any of the terms and covenants contained in this Agreement which require the performance of a party after the Closing shall survive the Closing and delivery of this Agreement.

9. Governing Law . This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its Conflicts of Laws Rules.

10. Titles and Captions. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

11. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

12. Modifications Must Be in Writing. This Agreement may not be changed orally. All modifications of this Agreement must be in writing and must have been signed by each party.

13. Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

14. Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

15. Good Faith, Cooperation and Due Diligence. The parties hereto covenant, warrant and represent to each other good faith, complete cooperation, due diligence and honesty in fact in the performance of all obligations of the parties pursuant to this Agreement.

16. Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart.

17. Facsimile Signatures. Facsimile transmission of any signed original document, and the retransmission of any signed facsimile transmission, shall be the same as delivery of the original signed document. At the request of any party, a party shall confirm documents with a facsimile transmitted signature by signing an original document.

18. Parties in Interest. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

19. Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

.

Witness the following Signatures, as of the date first written above:

Integrated Data Corp.: The Selling Shareholder:

By:________________________ By:_________________________________

Abe Carmel, President

Printed Name:________________________

Exhibit 2

REPORT OF ACQUISITION

Pursuant to Section 111 of the Securities Act (British Columbia)

Pursuant to Section 101 of the Securities Act (Ontario)

1. Name of the Offeror

Integrated Data Corp.

625 W. Ridge Pike, Suite C-106

Conshohocken, Pennsylvania USA 19428

2. Number of Securities Acquired

(a) 4,027,381 common shares of DataWave Systems, Inc. (the “Company”).

3. Number of Securities Held in the Company

As a result of this most recent acquisition of 4,027,381 shares of the Company described in Paragraph 2.(a) above, the Offeror now beneficially owns or has the power to exercise control or direction over, a total of 21,976,381 common shares of the Company, representing 50.072% (an outright majority) of the issued and outstanding shares of the Company.

4. Market of Acquisition

Purchased in a series of off-market transactions dated as of January 14, 2003, from different shareholder accounts for an aggregate consideration of 402,738 restricted shares (under Rule 144 of the Securities Act of 1933) of the Offeror. Thus the consideration for each ten of the Company’s shares was one share of the Offeror. The Offeror expects that these newly issued shares of its stock will be registered for trading in the near future

5. Purpose of Acquisition

This acquisition when combined with the acquisition of 17,949,000 shares of the Company reported on in the Offeror’s Report of Acquisition dated as of December 18, 2002, provides the Offeror with a majority ownership (50%+) stock position in the shares of the Company. This majority ownership position will, among other things, in future enable the Offeror to consolidate the Company’s financial statements with its own for accounting and securities law reporting purposes.

6. Description of Material Changes Since Previous Report

This Report of Acquisition supplements the Offeror’s report under Section 93 of the Act dated as of December 18, 2002, and shows in increase in ownership of an additional 9.176%of the common stock of the Company by the Offeror.

7. Joint Actors

There are no other persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by Paragraphs 2 and 3 hereof.

A copy of the news release is attached as Schedule “A.”

Dated at Conshohocken, Pennsylvania, as of the 15 th day of January, 2003.

Integrated Data Corp.

/s/ Abe Carmel

By:___________________________

Abe Carmel, President

Schedule “A”

Integrated Data Corp.

PRESS RELEASE 15 January 2003

Integrated Data Corp. Acquires 4,027,381 Shares of DataWave Systems, Inc.

Conshohocken, PA, USA, January 15, 2003 – Integrated Data Corp., a Delaware corporation (“IDC”) (Nasdaq OTCBB Symbol ITDD), in a Form 8-K filed with the U.S. Securities and Exchange Commission, made known its acquisition of 4,027,381 freely tradable shares of DataWave Systems, Inc. (“DataWave”), a Yukon Canada company, which trades on the TSE Venture Exchange with the Symbol DTV and on the Nasdaq OTCBB with the Symbol DWVSF. This share total constitutes 9.176% of the outstanding shares of DataWave bringing IDC’s total interest in DataWave to 50.072%.

The shares were acquired through share exchange agreements with a number of different DataWave shareholders for an aggregate, total consideration of 402,738 newly issued shares of IDC common stock that are subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933. IDC expects that the newly issued shares will be registered for trading in the near future.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding technology under development, strategies and objectives. Forward-looking statements involve risks and uncertainties and are subject to change at any time. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

For further information, please contact:

Abe Carmel Dave Bryan

Chairman & CEO Executive Vice President

Integrated Data Corp. Integrated Data Corp.

Phone: 610-825-6224 x1703 Phone: 610-825-6224 x7101

Email: ACarmel@IntegratedDataCorp.com Email: DBryan@IntegratedDataCorp.com